Exhibit 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
AFC Enterprises, Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 of AFC Enterprises, Inc. (the “Company”) of our report dated March 25, 2005, with respect to the consolidated balance sheet of AFC Enterprises, Inc. and subsidiaries as of December 26, 2004, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 26, 2004, which report appears in the December 25, 2005 annual report on Form 10-K of AFC Enterprises, Inc.
Our report dated March 25, 2005 contains an explanatory paragraph that states that effective December 29, 2003 the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities.”
/s/ KPMG LLP
Atlanta, Georgia
September 1, 2006